File No. _________



                       SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended


            EMPRESA DISTRIBUIDORA DE ELECTRICIDAD DE ENTRE RIOS S.A.
                      (Name of the foreign utility company)


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                 (Name of filing company, if filed on behalf of
                           a foreign utility company)


ITEM 1
------

NOTIFICATION
------------
     Public Service Enterprise Group Incorporated ("PSEG"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Empresa Distribuidora De Electricidad De Entre Rios S.A. ("EDEERSA"), an Argentine corporation, for the purpose of notifying the Commission that EDEERSA is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

     EDEERSA is the principal distributor and transmitter of electric power to the province of Entre Rios, Argentina. EDEERSA distributes electrical energy to more than 230,000 customers in a province that has a population of nearly 1.1 million. In 1999, EDEERSA sold approximately 1,472 GWh of electric power.

     Neither EDEERSA nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither EDEERSA nor any of its subsidiary companies is a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

     In 1996, Inversora en Distribucion de Entre Rios S.A., an Argentine company, ("Inverder"), acquired ninety percent (90%) of the voting securities of EDEERSA with the remaining ten percent (10%) of the voting securities being acquired by EDEERSA's employees pursuant to a privatization by the provincial government of Entre Rios. Inverder was an investment company formed by a consortium for the purpose of the EDEERSA investment. At the time of the acquisition by Inverder of EDEERSA, Consumers Power was the only public-utility affiliate of Inverder. On April 25, 1996, CMS Enterprises Company filed a Notification of Foreign Utility Company Status, Form U-57 with the Commission, on behalf of EDEERSA (1).

     Pursuant to a Stock  Purchase  Agreement  dated  December  13,  2000,  PSEG
Americas Ltd., a Bermuda limited company ("PSEG Americas"), will acquire one hundred percent (100%) of the voting securities of Inverder. PSEG Americas' acquisition of Inverder's voting securities will take place in two stages. On or about December 29, 2000, PSEG Americas will acquire approximately forty nine percent (2)(49%) of the voting securities of Inverder ("Phase I Closing"). The remaining fifty one percent (3) (51%) of the voting securities of Inverder will be acquired by PSEG Americas or one of its wholly owned subsidiaries on or about May 16, 2001 ("Phase II Closing").

ITEM I
------

Name and business address of the entity claiming FUCO status:
-------------------------------------------------------------
Empresa Distribuidora De Electricidad De Entre Rios S.A.
Buenos Aires 87
(3100) Parana
Provincia de Entre Rios
Argentina

Description of the facilities:
------------------------------
     EDEERSA will derive its income from the distribution, transmission and sale of electric energy to the Province of Entre Rios, Argentina. EDEERSA's assets include transmission lines of 132 Kv and 33Kv; distribution lines of 13.2 Kv and 380/220 volts and transmission and subtransmission transformer stations (the "Facilities"). EDEERSA currently purchases the bulk of its electricity on the wholesale electricity market. The Facilities are located in the Province of Entre Rios, Argentina.

Ownership of Voting Securities:
-------------------------------
     The voting securities of EDEERSA are owned ninety percent (90%) by Inverder and ten percent (10%) by the employees of EDEERSA. Upon consummation of the Phase II Closing under the Stock Purchase Agreement referenced above, one hundred percent (100%) of the voting securities of Inverder will be owned by PSEG Americas Ltd. or its wholly owned subsidiaries.

     During the interim period between the Phase I Closing and the Phase II Closing, the companies who will own five percent (5%) or more of the voting securities of Inverder are as follows:

PSEG Americas Ltd.                                                     19.1%
Compania De Inversiones En Energia Electrica S.A. ("CIEESA")           53.5%
Astra Compania Argentina de Petroleo S.A.                              10.7%
Banco de Galicia y Buenos Aires S.A.                                    6.1%
Latin America Energy and Electricity Fund I, L.P.                       7.5%

     PSEG Americas Ltd. is a wholly owned indirect subsidiary of PSEG. Upon consummation of the Phase I Closing, CIEESA (4) will be owned forty nine percent (49%) by PSEG Americas Ltd. and fifty one percent (51%) indirectly by CMS Enterprises Company, which in turn is a wholly owned subsidiary of CMS Energy Corporation. Upon consummation of the Phase II Closing, CIEESA will be owned one hundred percent (100%) by PSEG Americas Ltd.

ITEM 2
------

Domestic Associate Public-Utility Companies
-------------------------------------------
     Upon completion of the Phase II Closing, PSE&G, a wholly owed subsidiary of PSEG, will be the only domestic associate public-utility affiliate of Applicant, as such terms are defined in Section 2 of the Holding Company Act. PSE&G is a wholly owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, EDEERSA.

     During the interim period between the Phase I and Phase II Closings referenced above, Applicant will have two domestic associate public-utility company affiliates as such terms are defined in Section 2 of the Holding Company Act - PSE&G and Consumers Power.

     Consumers Power is a wholly owned subsidiary of CMS Energy Corporation. CMS Enterprises Company is also a wholly owned indirect subsidiary of CMS Energy Corporation. Consumers Power paid no portion of the purchase price for its affiliate's interest in, and itself has no interest in, EDEERSA.

EXHIBIT A
----------

State Commission Certification - New Jersey
-------------------------------------------
     Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of Section 33 (a) (2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference (5). PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

     Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

     Section 33 (a) (2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

     PSE&G, an associate company or affiliate company of EDEERSA, is a public-utility company that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen (17) conditions generally applicable to the new holding company and its subsidiaries.

     The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

     "This Board has ample statutory authority to regulate all utility activites
(sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

The BPU further stated that:

     "The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

The BPU concluded by finding inter alia (at p. 10) that:

     (2)The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

     (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service;

     Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

State Commission Certification - Michigan
-----------------------------------------
     CMS Enterprises Company received the certification required under section 33(a)(2) of the Act from the Michigan Public Service Commission and attached such certification to the Notification of Foreign Utility Company Status, Form U-57 filed with the Commission on April 25, 1996.

Conclusion
----------
     Accordingly, EDEERSA satisfies the criteria set forth in section 33(a) of the Holding Company Act for qualification as a foreign utility company.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          PUBLIC SERVICE ENTERPRISE GROUP
                                          INCORPORATED


                                          By: R. EDWIN SELOVER
                                              ----------------------------------
                                              R. E. Selover
                                              Vice President and General Counsel

Date:  December 29, 2000


-------------------------------------------
     1 The U-57 filing was submitted in the name "Empresa Distribuidora de Entre Rios S.A." and included a copy of the certification required under section 33(a)(2) of the Act from the Michigan Public Service Commission.
     2 The Phase I Closing results in the direct purchase of 19.1% of Inverder's voting securities and the purchase of 49% of the voting securities of CIEESA a company holding 53.5% of the voting securities of Inverder.
     3 The Phase II Closing results in the direct purchase by CIEESA of 27.4% of Inverder's voting securities and the purchase by PSEG Americas of 51% of the voting securities of CIEESA a company holding 53.5% of the voting securities of Inverder.
     4 Norberto Pablo Larrosa Zavalia owns one (1) CIESSA Class A share.
     5 PSEG has previously relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57 filings of Public Service Enterprise Group Incorporated on behalf of:
Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the
Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998; Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999, AES Parana Operations S.R.L. filed with the Commission on July 12, 1999; Luz del Sur S.A.A. filed electronically with the Commission on September 14, 1999; and Shanghai Wei-Gang Energy Company Ltd. Filed with the Commission on May 30, 2000.